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10030895

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-40545

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dalton Strategic Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5690 W 450 S
(No. and Street)

Knightstown	IN	46148
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Dalton 765-987-7557
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monroe Shine & Co. Inc.
(Name – *if individual, state last, first, middle name*)

222 East Market Street	New Albany	IN	47150
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Steve Dalton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dalton Strategic Investment Services, Inc., as of December 31st, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[illegible]t

Signature

Managing Partner

Title

Cynthia K Lins 12-4-17

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DALTON STRATEGIC INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2009

DALTON STRATEGIC INVESTMENTS SERVICES, INC.

CONTENTS



MONROE SHINE
KNOWLEDGE FOR TODAY . . . VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 • PHONE: 812.945.2311 • FAX: 812.945.2603

Independent Auditor's Report

Board of Directors
Dalton Strategic Investment Services, Inc.
Knightstown, Indiana

We have audited the accompanying statement of financial condition of **Dalton Strategic Investment Services, Inc.** (the Company) as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Dalton Strategic Investment Services, Inc.** at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11 to 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Monroe Shine

New Albany, Indiana
May 24, 2010

DALTON STRATEGIC INVESTMENT SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	27,840
Commissions receivable		15,093
Total Assets	$	42,933

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	27,297
Stockholder's Equity:		
Common stock, no par value per share		5,000
Authorized 1,000 shares, issued 100 shares		
Retained earnings		10,636
Total stockholder's equity		15,636
Total Liabilities and Stockholder's Equity	$	42,933

See accompanying notes to financial statements.

DALTON STRATEGIC INVESTMENT SERVICES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

Total revenues	$ 1,099,302
General and administrative expenses	1,015,964
Income from operations	83,338
Interest income	42
Net Income	$ 83,380

See accompanying notes to financial statements.

DALTON STRATEGIC INVESTMENT SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance - January 1, 2009	100	$ 5,000	$ 10,170	$ 15,170
Net Income	-	-	83,380	83,380
Distributions	-	-	82,914	82,914
Balance - December 31, 2009	100	$ 5,000	$ 10,636	$ 15,636

See accompanying notes to financial statements.

DALTON STRATEGIC INVESTMENT SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities:	
Net Income	$ 83,380
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in current assets:	
Decrease in commissions receivable	(9,188)
Change in current liabilities	
Increase in accounts payable and accrued expenses	17,285
Net cash provided by operating activities	91,477
Cash Flows from Financing Activities:	
Distributions	(82,914)
Net cash used in financing activities	(82,914)
Net Increase in Cash and Cash Equivalents	8,563
Beginning Cash and Cash Equivalents	19,277
Ending Cash and Cash Equivalents	$ 27,840

See accompanying notes to financial statements.

DALTON STRATEGIC INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a securities broker-dealer. The Company provides financial consulting services, but does not carry securities. The Company's financial statements are presented in accordance with generally accepted accounting principles.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all cash on hand, bank checking accounts, and certificates of deposit to be cash and cash equivalents.

Allowance for Doubtful Accounts

Accounts receivable consists of fees and commissions receivable from broker-dealers and Southwest Securities, Inc. (Clearing Organization) and is considered fully collectible. Therefore, no allowance for doubtful accounts has been provided.

Revenue and Expenses

Commissions and related clearing expenses are recorded on a settlement-date basis. There were no significant transactions at December 31, 2009 that would require reconciliation with trade-date basis accounting.

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Advertising expense was $7,435 for the year ended December 31, 2009.

Income Taxes

The Company is a subchapter S corporation and is not treated as a separate corporation for income tax purposes. As such, the items of income or loss of the Company are allocated to its stockholder and reported on the stockholder's individual federal and state income tax returns. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

Effective January 1, 2009, the Company implemented new accounting guidance for uncertainty in income taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. As of December 31, 2009, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company files federal and Indiana state income tax returns and those returns filed for tax years ended on or after December 31, 2006 are subject to examination by the relevant taxing authorities.

NOTE 1 – CONTINUED

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $15,636, which was $10,636 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.75 to 1 at December 31, 2009.

NOTE 3 – SUBSEQUENT EVENTS

The Company has evaluated whether any subsequent events that require recognition or disclosure in the accompanying financial statements and related notes thereto have taken place through May 24, 2010, the date these financial statements were issued. The Company has determined that there are no such subsequent events.

DALTON STRATEGIC INVESTMENT SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Net Capital	
Stockholder's equity qualified for net capital	$ 15,636
Net Capital	$ 15,636
Aggregate Indebtedness	
Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 27,297
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 1,820
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 10,636
Excess net capital at 1000%	$ 9,636
Ratio of aggregate indebtedness to net capital	1.75 to 1

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) as there were no material differences between the broker-dealer's computation of net capital under rule 15c3-1 included in the original unaudited FOCUS filing.

DALTON STRATEGIC INVESTMENT SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Broker-dealer is exempt from Rule 15c3-3. All customer transactions are cleared through Southwest Securities, Inc. on a fully disclosed basis.



MONROE SHINE
KNOWLEDGE FOR TODAY . . . VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 • PHONE: 812.945.2311 • FAX: 812.945.2603

Board of Directors
Dalton Strategic Investment Services, Inc.
Knightstown, Indiana

In planning and performing our audit of the financial statements and supplementary schedules of **Dalton Strategic Investment Services, Inc.** (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of pursuing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New Albany, Indiana
May 24, 2010